     File No. 0-27884

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2005

Macronix International Co., Ltd.

No. 16 Li-Hsing Road,
Science-Based Industrial Park
Hsinchu, Taiwan, Republic of China

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☑	Form 40-F	☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☑

     [If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:__________.]

Monthly Sales Report — June 2005	3
Regulated Announcement for the month of June 2005	4 ~ 6
Signatures	7

MACRONIX INTERNATIONAL CO., LTD.

For the month of June 2005

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of June 2005.

     Sales volume (NT$ : Thousand)

Time	Item	2005	2004	Changes	(%)
June	Invoice amount	1,280,145	2,386,302	-1,106,157	-46.35%
June	Net Sales	1,272,606	2,349,813	-1,077,207	-45.84%

     Funds lent to other parties (NT$ : Thousand)

	Bal. As of	Bal. As of
	June, 2005 end	May, 2005 end	Limit of lending
MXIC	0	0	0
MXIC’s subsidiaries	0	1,460,212	5,443,314

     Endorsements and guarantees (NT$ : Thousand)

	Limit of endorsement	June	Bal. As of period end
MXIC	15,604,058	0	1,952,932
MXIC’s subsidiaries	0	0	0
MXIC endorses for subsidiaries		0	1,952,932
MXIC’s subsidiaries endorses for MXIC		0	0
MXIC endorses for PRC companies		0	0
MXIC’s subsidiaries endorses for PRC companies		0	0

     Financial derivatives transactions (NT$ : Thousand)

4-1 Trading purpose :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	—	—	—
	Recognized Amount	—	—	—	—	—	—	—	-2,706

4-1 Hedging purpose ( for assets / liabilities denominated in foreign currencies) :

Option
		Future	Sell		Buy		Forward	Swap	Others
			Call	Put	Call	Put
Margin Payment		—	—	—	—	—	—	—	—
Premium Income (Expense)		—	—	—	—	—	—	—	—
Outstanding Contract	Notional Amount	—	—	—	—	—	—	—	—
	Mark to Market Value	—	—	—	—	—	—	—	—
Expired Contract	Notional Amount	—	—	—	—	—	158,100	—	—
	Recognized Amount	—	—	—	—	—	11,851	—	—

MACRONIX INTERNATIONAL CO., LTD.

For the month of June 2005

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of MXIC ; 2) the pledge and clear of pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders of MXIC ; 3) outstanding units and shares of ADR ; 4) outstanding amount of Convertible Bonds by MXIC for the month of June 2005.

     The trading of directors, supervisors, executive officers and 10% shareholders :

		Number of
		shares held when
		elected (for
		Directors,	Number of	Number of shares
		Supervisors and	shares held as	held as
Title	Name	Executive Officers)	May 31, 2005	June 30, 2005	Changes
Assistant Vice President	Y.L.Lin	0	8,661,413	8,589,413	-72,000
Assistant Vice President	C.D.Lin	0	3,039,822	2,989,822	-50,000

     The pledge of MXIC common shares by directors, supervisors, executive officers and 10% shareholders : None

     Outstanding units and shares of ADR :

	Outstanding of	Outstanding of	Outstanding of
	shares on	units on	shares on
Outstanding of May units on May 31, 2005	June 31, 2005	June 30, 2005	June 30, 2005
2,056,315.3	20,563,153	1,992,565.3	19,925,653

     Outstanding amount of Convertible Bonds :

	Conversion	Outstanding Amounts	Outstanding Amounts
Convertible Bonds	Price	on May 31, 2005	on June 30, 2005
0.5% Convertible Bonds Due 2007	NT$28.2329	USD$100,000	USD$100,000

MACRONIX INTERNATIONAL CO., LTD.

For the month of June 2005

This is to report 1) the acquisition of assets by MXIC and 2) the disposition of assets by MXIC for the month of June 2005.

     The acquisition of assets :

			Purchase Price
		Trade Quantity	(Per Unit)	Trade Amount
Date	Description of assets	(Unit)	(NT$)	(NT$)
2005/06/27	Jihsun Bond Fund	24,722,327.8500	13.3639 ~ 13.3799	330,626,449
2005/06/27	ABN AMRO Bond Fund	20,372,545.9600	14.7591	300,680,443
2005/06/29	High Yield Securities
	Investment Trust Fund	22,643,710.7300	14.1675	320,804,772
2005/06/30	Shinkong Chi-Shin Fund	28,547,876.6000	14.0289 ~ 14.0475	400,760,801
2005/06/30	JF (TAIWAN) BOND FUND	20,114,923.3000	14.9494	300,706,034

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the report to be signed on its behalf by the undersigned, thereunto duly authorized.

MACRONIX INTERNATIONAL CO., LTD.
Date: July 25, 2005	By:	/s/ Paul Yeh
		Name:	Paul Yeh
		Title:	Associate Vice President of Finance Center